UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

IB Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44934N 108

(CUSIP Number)

James Michael McCrory

1483 Ashford Ave, Apt. 501

San Juan, PR 00907

Telephone: (214) 687-0020

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44934N 108	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS James Michael McCrory
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,016,514 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,016,514 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,016,514 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 6.6%
14	TYPE OF REPORTING PERSON IN

(1) Consists of 1,016,514 founder shares distributed to the Reporting Person by I-B Good Works 4, LLC (the “Sponsor”), of which the Reporting Person was a member.

CUSIP No. 44934N 108	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of IB Acquisition Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1200 N Federal Highway, Suite 215, Boca Raton, FL 33432.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by James Michael McCrory (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 1483 Ashford Ave, Apt. 501, San Juan, PR 00907.

(c) The Reporting Person is the Chief Executive Officer of IB Capital LLC.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of I-B Good Works 4 LLC (the “Sponsor”), of which the Reporting Person was a member. The Sponsor paid the Issuer $3,000 for the Founder Shares (as defined in Item 4). On February 28, 2024, the Sponsor distributed 1,016,514 founder shares to one of its members, James Michael McCrory, at no cost, resulting in Mr. McCrory holding his founder shares directly rather than indirectly through the Sponsor.

Item 4.	Purpose of Transaction.

Founder Shares

Pursuant to the terms of the Subscription Agreements for Founder Shares, dated October 11, 2023 (the “Founder Shares Subscription Agreements”), between the Sponsor and the Issuer, the Sponsor purchased 3,243,590 shares (“Founder Shares”) of Common Stock of the Issuer for an aggregate purchase price of $3,000 in cash, or approximately $0.0009 per share. On February 28, 2024, the Sponsor distributed 1,016,514 founder shares to one of its members, James Michael McCrory, resulting in Mr. McCrory holding his founder shares directly rather than indirectly through the Sponsor.

Rights Agreement

The Rights are governed by the terms of the Rights Agreement, dated as of March 25, 2024 (the “Rights Agreement”), between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as rights agent. Each Right entitles the registered holder to receive one-twentieth (1/20) of one share of Common Stock, subject to adjustment as described therein, at any time commencing upon the Issuer’s consummation of an initial business combination.

CUSIP No. 44934N 108	SCHEDULE 13D	Page 4 of 6 Pages

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of March 25, 2024 (the “Registration Rights Agreement”), among the Issuer, the Sponsor, and the Reporting Person, the holders of the Founder Shares, the Private Units (and underlying securities) and any Working Capital Units (and underlying securities), including any securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the “Registrable Securities”), including the Reporting Person, are entitled to make up to three demands that the Issuer register such securities. In addition, the holders of the Registrable Securities, including the Reporting Person, have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s consummation of a Business Combination.

Letter Agreement

On March 25, 2024, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Reporting Person and the other parties thereto (collectively, the “Insiders”). Under the Letter Agreement, among other matters, the Insiders agreed with the Issuer: (i) that they will not propose, or vote in favor of, any amendment to the Issuer’s amended and restated certificate of incorporation (“Certificate of Incorporation”) (A) to modify the substance or timing of the Issuer’s obligations with respect to conversion rights as described in the Registration Statement or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides public stockholders with the opportunity to convert their shares upon the approval of any such amendment; (ii) that if the Issuer solicits approval of its stockholders of a Business Combination, the Insiders will vote all shares of Common Stock beneficially owned by them, whether acquired before, in, or after the IPO, in favor of such Business Combination; and (iii) to waive any right to exercise redemption rights with respect to any shares of Common Stock owned or to be owned by them, directly or indirectly (or to sell such shares to the Issuer in a tender offer), whether acquired before, in or after the IPO, and not to seek redemption with respect to such shares in connection with any vote to approve a Business Combination (or sell such shares to the Issuer in a tender offer in connection with such a Business Combination) or any amendment to the Issuer’s amended and restated certificate of incorporation prior thereto.

The foregoing summary of certain terms of the Private Units Subscription Agreement, the Rights Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-4 to this Schedule 13D.

Except as set forth herein, neither of the Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intend to review the Reporting Person’s investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Units, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the Reporting Person’s investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Units or selling some or all of their Units and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As described in Item 4, the Reporting Person is deemed the beneficial owner of 1,016,514 shares of Common Stock, representing approximately 6.6% of the outstanding shares.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 15,354,090 shares of Common Stock outstanding, which consists of 11,500,000 shares included in the pubic units, 3,243,590 founder shares, and 610,500 shares of Common Stock included in the private placement units, as reported by the Issuer in its Form S-1 file number 333-275650.

CUSIP No. 44934N 108	SCHEDULE 13D	Page 5 of 6 Pages

The Reporting Person has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the shares of Common Stock beneficially owned by the Reporting Person.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 hereof and between such person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Rights Agreement, dated March 25, 2024, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 29, 2024).

2	Registration Rights Agreement, dated March 25, 2024, among the Issuer, the Sponsor, and certain other securityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 29, 2024).

3	Letter Agreement, dated March 25, 2024, among the Issuer, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 29, 2024).

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2024

/s/ James Michael McCrory
James Michael McCrory